

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2013

<u>Via E-mail</u>
Donald E. Brandt
Chairman of the Board of Directors, President and Chief Executive Officer
Pinnacle West Capital Corporation
400 North Fifth Street, P.O. Box 53999
Phoenix, Arizona 85072-3999

      Re: Pinnacle West Capital Corporation
                Form 10-K for the Fiscal Year Ended December 31, 2012
                Filed February 22, 2013
                Definitive Proxy Statement on Schedule 14A
                Filed March 28, 2013
                File No. 001-08962

Dear Mr. Brandt:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Mara L. Ransom

                    Mara L. Ransom
                    Assistant Director

cc: David P. Falck
       Executive Vice President & General Counsel